

Anna Geller · 3rd

Vice President, Strategy & Acquisitions

White Plains, New York, United States · Contact info

500+ connections

Columbia Business School

Experience

Vice President, Strategy & Acquisitions
Deutsch Family Wine & Spirits
2014 – Present · 7 yrs
Stamford, CT

- Development, monitoring and implementation of Company strategy
- Valuation, due diligence, and deal structuring for acquisitions and joint ventures
- Innovation, process transformation, and new business development initiatives,

PepsiCo
4 yrs

Director, Marketing Finance, PepsiCo Americas Beverages
2012 – 2014 · 2 yrs

- Led team responsible for supporting PepsiCo's carbonated soft drink (CSD) portfolio including Pepsi, Mountain Dew, Sierra Mist and AMP Energy
- Supported brand innovations through Stage Gate process including commercial plan development as well as volume and P&L modeling ...see more

Senior Manager, Corporate Mergers & Acquisitions
Mar 2010 – Apr 2012 · 2 yrs 2 mos

- Led and supported execution of acquisitions, divestitures and joint ventures in U.S., Latin America, Europe and Asia-Pacific
- Supported business units in identifying business opportunities to accelerate growth and expand into new categories and regions

Associate, Investment Banking
Barclays Capital
2008 – 2010 · 2 yrs

Global industrial investment banking coverage with focus on the auto, cruise, and diversified industrials sectors

Associate, Investment Banking
Lehman Brothers
2007 – Sep 2008 · 1 yr

Associate
Chiron Capital
2007 – 2008 · 1 yr

M&A advisory and PE/VC for emerging markets (Russia) and emerging companies (U.S.)

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Education

Columbia Business School
MBA, Finance & Economics
2006 – 2008

Massachusetts Institute of Technology (MIT) / Sloan
B.S., Management Science- Finance and IT
Activities and Societies: Alpha Epsilon Phi